Morgan, Lewis & Bockius LLP                                        Morgan Lewis
1701 Market Street                                            COUNSELORS AT LAW
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

August 28, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 241 (File No. 033-42484) and Amendment No. 242 (File No.811-06400) to Registration Statement on Form N-1A
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 241 and, under the Investment Company Act of 1940, as amended, Amendment No. 242 (the "Filing") to the Trust's Registration Statement on Form N-1A.

This Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing a new series to the Trust: the Cambiar International Small Cap Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.4660.

Very truly yours,


/s/ Christine M. Nassauer
-------------------------
Christine M. Nassauer